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Exhibit 12.1

NBTY INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year ended September 30,
(Dollars in thousands)	2015	2014	2013	2012	2011
EARNINGS AVAILABLE TO COVER FIXED CHARGES:
Income (loss) before income taxes	$87,505	$(34,007)	$184,358	$234,783	$43,688
Less:
Interest capitalized	(765)	(1,611)	(3,219)	(1,349)	—
Add:
Fixed charges deducted from earnings (see below)	179,719	184,482	193,468	204,125	238,596

Earnings available to cover fixed charges	$266,459	$148,864	$374,607	$437,559	$282,284

FIXED CHARGES:
Interest expensed and capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness	$133,695	$137,649	$150,319	$159,933	$195,566
Appropriate portion (1/3) of rentals representing interest	46,024	46,833	43,149	44,192	43,030

Fixed charges	$179,719	$184,482	$193,468	$204,125	$238,596

Ratio of Earnings to Fixed Charges	1.48	0.81	1.94	2.14	1.18

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  Exhibit 12.1
NBTY INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES